Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

The following information will be posted on behalf of the Heartland Select Value Fund by Heartland Advisors, Inc., the Fund’s investment adviser, to the public LinkedIn pages of Heartland Group, Inc. and certain registered representatives of Heartland Advisors, Inc.

Company Page

Pin to top: No
Sponsor: No

Have you voted on the Heartland Select Value Fund Proxy?

If you haven’t done so already, please vote prior to the Special Meeting of Shareholders scheduled for September 28, 2020. If you have questions or would like to submit your vote by phone, please call 866-619-4729.

Team Members

Reg Reps or All: Reg Reps
Primarily Routed For: Sales & SVX Team

Have you voted on the Heartland Select Value Fund Proxy?

If you haven’t done so already, please vote prior to the Special Meeting of Shareholders scheduled for September 28, 2020. If you have questions or would like to submit your vote by phone, please call 866-619-4729.

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Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.

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